EXHIBIT 3.1

Amendment to Bylaws

Article III, Section 2(a) of the Bylaws has been amended to read in its entirety as follows:

Section 2.  Number, Election and Term.

(a) The number of Directors which shall constitute the whole Board shall be not less than three (3) or more than twenty-five (25). The specific number of Directors within such range shall be fixed or changed from time to time by a majority of the Board of Directors then in office. A decrease in the number of Directors shall not have the effect of shortening the term of any incumbent director.

Except as otherwise provided in these Bylaws shareholders shall elect Directors by a vote of not less than a plurality of the votes present in person or represented by proxy at the meeting. Each Director elected shall hold office until his successor is elected and qualified or until his earlier resignation, removal from office or death.  No person 20 years of age or younger or 75 years of age or older shall be eligible for election, reelection, appointment, or reappointment as a member of the Board of Directors.  Directors need not be residents of the State of Georgia or shareholders of the Corporation.